GolfSuites 1, Inc
and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

As Of and For the Years Ended December 31, 2025 and 2024

INDEX TO FINANCIAL STATEMENTS

(AUDITED)

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GolfSuites 1, Inc
and Subsidiaries
Brandon, Florida

Opinion

We have audited the financial statements of GolfSuites 1, Inc. and Subsidiaries, which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GolfSuites 1, Inc. and Subsidiaries as of December 31, 2025 and 2024, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GolfSuites 1, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GolfSuites 1, Inc. and Subsidiaries' ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GolfSuites 1, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GolfSuites 1, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

BAS Partners LLC

Pembroke Pines, Florida
October 14, 2026

GOLFSUITES 1, INC. AND SUBSIDIARIES
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 22,600	$ 371,986
Accounts Receivable, net	280,525	271,434
Inventory	57,760	40,272
Total Current Assets	360,885	683,692
Property and Equipment, net	-	8,616,712
Intangible Assets, net	-	889,495
ROU, net of accumulated amort.	-	10,106,921
Other assets	2,859,631	3,417,481
TOTAL ASSETS	**$3,220,516**	**$23,714,301**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 731,702	$ 601,484
Current portion of Loans and Notes	171,722	6,643,998
Other Current Liabilities	1,925,672	11,544,184
Total Current Liabilities	2,829,096	18,789,666
Loans, Related Party	2,414,485	91,097
Loans, Net of Current Portion	122,853	133,087
TOTAL LIABILITIES	5,366,434	19,013,850
STOCKHOLDERS' EQUITY		
Common Stock - Class A	13	13
Common Stock - Class B	180	180
Preferred Stock – Class A	8,946,419	8,946,419
Additional Paid in Capital	2,342,095	5,077,150
Accumulated Deficit	(13,434,625)	(9,323,311)
Total Equity	(2,145,918)	4,700,451
Total Liabilities and Equity	**$3,220,516**	**$23,714,301**

See accompanying notes to financial statements.

GOLFSUITES 1, INC. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenue		
Net revenue	$ 3,355,509	$ 4,771,396
Cost of revenues	574,745	714,070
Gross Profit	2,780,764	4,057,326
Operating Expenses:		
General and Administrative	3,194,148	4,408,974
Sales and Marketing	-	-
Total Operating Expenses	3,194,148	4,408,974
Net Operating Loss	(413,384)	(351,648)
Interest Expense	(401,748)	(620,058)
Other Expense	(2,576,466)	1,308,125
Other Income/(Loss)	(2,953)	98,664
Loss before provision for income taxes	(3,394,551)	435,083
Dividend on preferred stock	(715,714)	(715,584)
Net Loss	**$(4,110,265)**	**$(280,501)**

Basic income per common share	$ (0.21118)	$ (0.01481)
Diluted income per common share	$ (0.20177)	$ (0.01413)
Weighted average common shares	*19,463,248*	*18,943,151*
Weighted average diluted common shares	*20,370,963*	*19,853,891*

See accompanying notes to financial statements.

GOLFSUITES 1, INC. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock - Class A		Common Stock Class B		Additional Paid in Capital	Preferred Stock Class A		Other Preferred Stock		Retained Earnings, Net of Dividends	Total Shareholder Equity / (Deficit)
	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount		
Balance as of December 31, 2023	366,562	$ 4	18,000,000	$ 180	$ 3,464,134	920,490	$ 8,249,480	-	$ -	$ (8,107,000)	$ 3,606,798
Share issuance	1,079,891	9	-	-	1,473,425	4,020	836,530	-	-	-	2,309,964
Preferred Class A converted to Common Class A	16,795	-	-	-	139,591	(16,795)	(139,591)	-	-	-	-
Minority interest in loss of consolidated subsidiaries	-				-	-	-				-
Net income	-				-	-	-			435,083	435,083
Reg A and Reg D share sale costs	-				-	-	-			(935,810)	(935,810)
Dividends paid	-				-	-	-			-	-
Dividends accrued	-	-	-	-	-	-	-	-	-	(715,584)	(715,584)
Ending Balance 12/31/2024	1,463,248	13	18,000,000	180	5,077,150	907,715	8,946,419	-	-	(9,323,311)	4,700,451
Share issuance	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital from GolfSuites, Inc. (parent company) applied to GolfSuites, Inc. advances	-	-	-	-	(2,735,055)	-	-	-	-		(2,735,055)
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-		-
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-		-
Net income	-	-	-	-	-	-	-	-	-	(3,394,551)	(3,394,551)
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	(1,049)	(1,049)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-
Dividends accrued	-	-	-	-	-	-	-	-	-	(715,714)	(715,714)
Ending Balance 12/31/2025	**1,463,248**	**$ 13**	**18,000,000**	**$ 180**	**$ 2,342,095**	**907,715**	**$ 8,946,419**	**-**	**$ -**	**$ (13,434,625)**	**$ (2,145,918)**

See accompanying notes to financial statements.

GOLFSUITES 1, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss) before minority interest	$ (3,394,551)	$ 435,083
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used in) Operating Activities:		
Depreciation and amortization	554,018	754,809
Changes in operating assets and liabilities:		
Accounts Receivable, net	(10,621)	(664)
Inventory	(17,488)	39,917
Prepaid expenses and Other Current Assets	-	93,954
Accounts Payable and accrued expenses	140,989	(575,152)
Other assets	(30,479)	2,251
Net expense from deed-in-lieu	973,170	-
Discontinued operations	1,603,296	(1,308,125)
Net Cash Used in Operating Activities	**(181,666)**	**(557,927)**
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of Property and Equipment	(31,655)	(1,131,453)
Right of use asset acquisitions		
Net Cash Used in Investing Activities	**(31,655)**	**(1,131,453)**
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,473,434
Proceeds from issuance of preferred stock	-	836,530
Net (investment in) distribution from noncontrolling interest in equity investments	516,209	55,061
Principal payments of EIDL loans	(10,234)	(7,310)
Principal payments on mortgages, equipment loans and leases	(229,324)	(6,051)
Shareholder and related party advances, net	(411,667)	(159,420)
Dividend payments	-	-
Reg A and Reg D share sale costs	(1,049)	(935,810)
Net Cash (Used in) Provided by Financing Activities	(136,065)	1,256,434
CHANGE IN CASH AND CASH EQUIVALENTS	(349,386)	(432,946)
Cash and Cash Equivalents - Beginning of Year	371,986	804,932
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 22,600**	**$ 371,986**

	2025	2024
Noncash Activities:		
Financing Activities:		
Additional paid-in capital from GolfSuites, Inc. (parent company) applied to GolfSuites, Inc. advances	$ 2,735,055	$ -
Dividends acrued on Preferred Stock Class A	715,714	715,584

See accompanying notes to financial statements.

NOTE 1 NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as "GS 1", the "Company", "we", "us", or "our") is an early-stage company devoted to the development and operation of golf driving range and indoor golf simulator entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of sites through acquisition and leasing, zoning, entitlement, design, construction and operation of the existing and planned future facilities. The Company is pursuing indoor facilities as well as franchising opportunities.

The Company owned 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC ("Lubbock"). The Company transferred the Lubbock property, plant, and equipment, as well as right of use assets to the mortgage holder via a deed-in-lieu, on May 31, 2026. Lubbock and Baton Rouge operated for all of 2025 and 2024. Tulsa operated for all of 2023 through April 24, 2024 when the Company closed that facility due to ongoing disputes with the facility owner / lessor. In mid-2023, the Company formed two 100% owned subsidiaries, GolfSuites Auburn, LLC ("Auburn") and GolfSuites City Club 1, LLC ("City Club 1"). In mid-2025 the Company ceased development plans on Auburn and City Club 1. Commencing at the beginning of 2026 the Company's primary focus is on indoor golf simulator centers.

The Company owns a 50% interest in GolfSuites Baton Rouge, LLC ("Baton Rouge") along with a joint venture investor who has $1,000,000 invested in Baton Rouge. The Company also owned a 50% interest in GolfSuites Madison, LLC ("Madison") with the same joint venture investor who has $712,000 invested in Madison, which was sold in March 2026. Because of the 50% outside ownership, the investment in these entities is accounted for using the equity method of accounting. In addition, outside investments totaling $430,000 have been received for GolfSuites Franchising, LLC ("Franchising"). Accordingly, the Company's investment in these entities is reported as noncontrolling interest in equity investments on the balance sheet, totaling $2,843,207 and $3,359,416 as of December 31, 2025 and 2024, respectively. Additionally, the Company's share of the losses from these entities totaled $1,535 and $0 for 2025 and 2024, respectively. Those losses are reported as the loss from noncontrolling interest in equity investments in the statement of operations.

The Company had formed two subsidiaries: GS Ventures 1, LLC ("GS Ventures") and All Play Ventures, LLC ("All Play Ventures"), which changed its name to GolfSuites Franchising, LLC ("GS Franchising"). GS Ventures is planned to be merged back into GS 1.

Tulsa was in a legal dispute with the owner of the facility it leased since late 2019. This dispute was centered around faulty physical plant conditions that the Company feels were not disclosed at the time the lease was executed. The Company attempted to acquire the facility in 2020 and early 2021 but was unable to consummate a transaction with the owner.

NOTE 1 NATURE OF OPERATIONS (CONTINUED)

As discussions ensued over a solution to the large capital outlays needed to remedy the faulty conditions – primarily faulty turf across approximately 10 acres of open field, estimated to cost $2 million to re-construct – certain lease payments were withheld to offset the anticipated cost of re-construction. Because the facility is owned by a sovereign Native American Tribe, disputes such as this one were governed under tribal law; the lease also requires following tribal law. The Company took legal action against the owner in late 2023 to enforce some mechanism of fixing the facility, and that legal action ended with judgments against the Company, leaving us with the option of spending more than $2 million to fix the facility or simply vacating it. Additionally, disputes later arose around the language pertaining to participating rent / sharing of profits at the facility. The facility owner posited that additional rent was due given their interpretation of the lease terms, to which the Company has been diametrically opposed.

Given these circumstances, Management decided on April 23, 2024, given the position of the tribal court and the prohibitive cost of appealing the court decision, to simply close the location. While revenues from Tulsa accounted for almost half of annual revenue, it posted a material loss for 2023; such losses would continue, given our inability to work out a solution to the faulty facility and our inability to come to agreement on ultimate lease terms. Management's decision was based on discontinuing Tulsa operating losses while concurrently avoiding a $2 million plus capital expenditure. Management determined that capital would be better expended on the new facilities the company is currently developing.

The results of Tulsa operations through April 24, 2024 are included in the statement of operations. Subsequently, the liabilities, net of assets, related to Tulsa, were written-off resulting in Income from Discontinued Operations of $1,308,125, reflected in the other income section of the statement of operations. Following is a summary of the components making up the Income from Discontinued Operations as of April 24, 2024.

Current liabilities	$ 1,200,472
Notes payable and lease liabilities	8,626,300
Total liabilities	9,826,772
Current assets	1,461,746
Property, equipment and right of use assets	6,172,141
Goodwill	859,760
Other assets	25,000
Total assets	8,518,647
Income from discontinued operations	$ 1,308,125

NOTE 1 NATURE OF OPERATIONS (CONTINUED)

The results of Auburn and City Club 1 operations for 2025 are included in the statement of operations. Auburn, a planned outdoor driving range, and City Club 1, a planned indoor luxury urban lounge, were abandoned due to the significant cost to build and complete the facilities. A seller buy-back transferred the Auburn assets and related debt back to the original seller of the property. The Company abandoned the City Club 1 lease. There is litigation regarding the lease abandonment; however, the Company believes the litigation will be settled with no significant negative impact to the Company.

The assets, net of liabilities, related to Auburn and City Club 1 were written-off resulting in a Loss from Discontinued Operations of $1,603,296, reflected in the other income section of the statement of operations. Following is a summary of the components making up the Loss from Discontinued Operations for 2025.

	Auburn	City Club 1	Total
Current assets	$ 13	$ 1,521	$ 1,534
Property, equipment and right of use assets	1,524,399	9,103,829	10,628,228
Other assets	67,613	-	67,613
Total assets	1,592,025	9,105,350	10,697,375
Current liabilities	6,270	4,500	10,770
Notes payable and lease liabilities	840,000	8,243,309	9,083,309
Total liabilities	846,270	8,247,809	9,094,079
Loss from discontinued operations	$ (745,755)	$ (857,541)	$ (1,603,296)

The deed-in-lieu transfer to the mortgage holder, discussed above, caused the Company to write-off the Lubbock property, plant, and equipment, right of use assets and goodwill as of December 31, 2025 because the facility continues to generate operating losses, and has no prospect of generating future operating cash flows.

NOTE 1 NATURE OF OPERATIONS (CONTINUED)

Net expense from deed-in-lieu totaling $973,170 was recorded in 2025 and consisted of the write-off of the following Lubbock assets and liabilities.

Property, plant, and equipment, net	$ 5,862,189
Right of use assets, net	1,715,356
Goodwill	889,495
Total assets	8,467,040
Mortgage payable	5,484,072
Right of use lease liability	2,009,798
Total liabilities	7,493,870
Net expense from deed-in-lieu	$ 973,170

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2025, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of December 31, 2025, GS 1’s consolidated cash balances totaled $22,600.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of December 31, 2025 and 2024 accounts receivable included $250,022 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were filed for in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the years ended December 31, 2025 and 2024 totaled $551,767 and $752,558 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2025 and 2024 net property, plant and equipment, after write-off of the items detailed above, consisted of the following:

	2025	2024
By Asset Category:		
Land and building improvements	$ -	$ 7,600,870
Furniture, fixtures and equipment	-	3,824,893
Construction in progress	-	1,193,069
Acumulated depreciation	-	(4,002,120)
Total	$ -	$ 8,616,712

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites, Inc. ("GS"). These costs totaled $566,657 as of December 31, 2025 and relate to planning, design and construction oversight; therefore, these costs are capitalized with the cost of construction and / or initial asset acquisition, needed to prepare each facility for the start of operations. These costs are depreciated with the assets to which they relate. The costs not yet depreciated were written-off, as detailed above.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C. The values recorded as Goodwill for Tulsa and Lubbock were written-off as detailed above.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Noncontrolling Interest in Equity Investments

GS 1 and an individual investor are each 50% owners of Baton Rouge and Madison (see Note 1). GS 1 and other unrelated investors are the owners of Franchising; the unrelated investors invested $430,000 in Franchising in 2025. Because the Company does not have control, the Company’s investment in these entities is included in the consolidated balance sheet as “noncontrolling interest in equity investments”.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Since inception, the Company adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Cost of Revenues

The cost of items sold, including food, beverages and retail items are included in the cost of revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement ("MSA") that exists between GS and GS 1, fees for development and management of assets are due and paid from GS 1 to GS. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GS, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations as operating expenses.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock. In accordance with ASC 260-10-45-11, the income or loss used in the earnings per share calculation is the net income (loss), further reduced by the amount of preferred share dividends, to arrive at the net income (loss) applicable to common shares.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected $1,473,434 in common share sales in the year ended December 31, 2024; no common shares were sold in 2025. Preferred share sales totaled $836,530 for the year ended December 31, 2024; no preferred shares were sold in 2025. The Company paid $1,049 and $935,810 in 2025 and 2024, respectively, for costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for 2024 was 40.5%.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company implemented ASU No. 2016-02 for lease accounting in 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 INCOME TAX PROVISION

As described above, the Company has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 NOTES PAYABLE

Notes payable consists of the following debt instruments as of December 31, 2025 and 2024.

	2025	2024
Note payable bank, due in monthly installments of $33,410 through September 2024, with an interest rate of 4.00%. The note includes a balloon payment that was due September 30, 2024 and is secured by a mortgage on the Lubbock building. As detailed above, this balance of this note was included in the write-off related to the deed-in-lieu transfer.	$ -	$ 5,632,276
Note payable mortgage lender, with interest only payments of $2,400 per month, at 18% interest. The note matured October 1, 2024 and was secured by the mortgage on the Auburn land. As detailed above, the loan was settled with the seller buy-back in 2025.	-	160,000
Note payable mortgage lender, with interest only payments of $8,500 per month, at 15% interest. The note matured October 1, 2024 and was secured by the mortgage on the Auburn land. As detailed above, the loan was settled with the seller buy-back in 2025.	-	680,000
Note payable secured by receipts of Lubbock. The original amount borrowed was $300,000 and the total to be repaid is $420,000. Payments are made weekly at the rate of 16% of receipts. The estimated average weekly payment is $11,666.67	171,722	171,722
Total notes payable	171,722	6,643,998
Current portion of notes payable	171,722	6,643,998
Long-term portion of notes payable	$ -	$ -

NOTE 4 NOTES PAYABLE (CONTINUED)

The principal portion of note payments for the years ending December 31:

2026	$	171,722
Thereafter		-
Total	$	171,722

NOTE 5 RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Lubbock and City Club 1 lease land and/or buildings for each of those operations. In accordance with GAAP, the right of use assets were previously reflected in the balance sheet at the present value of future lease payments, as were the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020; the present value of future lease payments was recorded at the acquisition date. As detailed above, the Lubbock right of use assets and related obligations were written-off in 2025. City Club 1 entered into a building lease beginning September 21, 2023. The lease is for five years and City Club 1 has the option to extend the lease for three additional five-year terms. The present value of future lease payments, based on a 20-year lease, was recorded as of the lease inception. Due to the lease payment schedule, the early year payments do not fully amortize the lease. Therefore, the payment short-fall is capitalized monthly, until the payments are at a level to fully amortize the lease. The initial present value of the lease was $7,593,019; at December 31, 2024 that value had increased to $8,257,021. As noted previously, the City Club 1 assets and liabilities were written-off in 2025 resulting in a loss from discontinued operations.

The incremental borrowing rate at inception or assumption of the leases is used in the present value calculations. The discount rate used for Lubbock is 4.000%, and the rate used for City Club 1 is 8.5%. The right of use assets are amortized straight-line over the life of each lease.
The lease payments over the life of the lease are as follows:

- Lubbock – initial monthly payment is increased 2% on November 1 of each year;
- City Club 1 – the initial monthly payment is $51,688 which increases 4% per year for each year of the initial lease term and the first year of the first renewal term. Subsequent rental increases will be determined based on the fair market rental values; the present value calculations for this lease assume 4% annual increases throughout the life of the lease.

The table below provides a summary of the capitalized leases as of December 31, 2025.

NOTE 5 RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS (CONTINUED)

	Lubbock	City Club 1	Total
Right of use asset value	$ -	$ -	$ -
Accumulated amortization	-	-	-
Right of use assets, net	$ -	$ -	$ -

Following are the principal portions of lease obligations payments, and the minimum lease payments for the next five years, that would have been owed if the lease terminations, detailed above, had not occurred.

Principal Payments - Years Ended December 31	
2026	$ 101,233
2027	109,020
2028	117,197
2029	125,782
2030	134,793
Thereafter	1,421,773
Total	$ 2,009,798

Minimum Lease Payments - Years Ended December 31	
2026	$ 179,792
2027	183,388
2028	187,056
2029	190,797
2030	194,613
Total	$ 935,646

NOTE 6 COMMITMENTS AND CONTINGENCIES

Legal Matters

The company has three lawsuits filed against it. See below for additional information:

- Lawsuits filed by shareholders of the Parent Company and by shareholders of GS 1 in the amount of $550,000.
- Lawsuit filed by a joint venture partner in GolfSuites Baton Rouge and GolfSuites Madison, which was settled in June 2026.

These amounts are guaranteed to the shareholders by the company’s chairman, Gerald Ellenburg. Mr. Ellenburg has issued an indemnification to the company for full payment of these obligations. The balances are included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

NOTE 7 EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of December 31, 2025 there were 1,463,248 shares of Class A common stock issued and outstanding; all Class B common stock is issued and outstanding. In 2022 and 2023 GS had a balance of funds advanced to GS 1 totaling $2,735,055 which was treated as Additional Paid-in Capital in the GS 1 consolidated balance sheet. In 2025, that treatment as Additional Paid-in Capital has been reversed and the total is now included in the balance of Advances from GolfSuites, Inc. The Company has also authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of December 31, 2025, 907,715 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. In the year ended December 31, 2024, 16,795 Class A preferred shares were converted to 16,795 shares of Class A common stock. See the Consolidated Statement of Stockholders' Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

The consolidated balance sheet includes accrued dividends of $1,925,672 and $1,209,958 as of December 31, 2025 and 2024, respectively. Those balances are comprised of unpaid dividends in 2025 and 2024 of $715,714 and $715,584, respectively.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these previously advanced funds was converted to Additional Paid-in Capital in 2023 and 2022 (see Note 7 – Equity, above). As of December 31, 2025 the balance of these advances owed by GS 1 totaled $1,764,485. The Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $650,000 and $91,097 as of December 31, 2025 and 2024, respectively. These advances are recorded as liabilities of the Company.

NOTE 9 EMPLOYEE RETENTION CREDITS

Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for 2020 and 2021. Claims for refund were filed with the IRS in 2023. As of December 31, 2024, accounts receivable includes $250,022 related to the retention credits for Lubbock. The receivable of $225,525 related to Tulsa was written-off and is included in the income from discontinued operations.

NOTE 10 GOING CONCERN

These financial statements are prepared on a going concern basis. However, if the Company is unable to raise new capital through its current Reg A filing, which allows for a 3-year capital raising window, there will be significant doubt about the Company's ability to continue as a going concern. Conditions leading to this disclosure include: the Company is in the start-up phase, as it seeks to add new locations and expand existing operations, and the occurrence of the Covid 19 epidemic during the Company's start-up phase, and the resulting negative impact on all types of restaurant and entertainment businesses.

NOTE 11 CAPITAL ADVISOR AGREEMENTS

Capital Advisor Agreements

The Company is party to four capital advisor, marketing, and financial consulting agreements with:

- Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).
- Genesis Capital, debt providers.

NOTE 12 SUBSEQUENT EVENTS

Discontinued Operations

On May 31, 2026 the assets of Lubbock were transferred to the mortgage lender and lessor in full settlement of all liabilities. In addition, in March 2026 the assets of Madison were transferred to the mortgage lender in full settlement of all liabilities. The following table shows the summarized consolidated balance sheet net of proforma adjustments for Lubbock and Madison, resulting in the proforma balance consolidated sheet as of December 31, 2025.

NOTE 12 SUBSEQUENT EVENTS (CONTINUED)

	Consolidated	Lubbock	Madison	Proforma Consolidated
ASSETS				
Current assets	$ 360,885	$ (360,565)	$ -	$ 320
Property, plant and equipment, net	-	-	-	-
Right of use assets, net	-	-	-	-
Noncontrolling interest in equity investments	2,843,207	-	(452,855)	2,390,352
Other assets	16,424	(16,424)	-	-
Total assets	$ 3,220,516	$ (376,989)	$ (452,855)	$ 2,390,672
LIABILITIES AND EQUITY				
Current liabilities	$ 2,836,596	$ (896,891)	$ -	$ 1,939,705
Non-current liabilities	2,529,838	(115,353)	-	2,414,485
Total liabilities	5,366,434	(1,012,244)	-	4,354,190
Equity	(2,145,918)	635,255	(452,855)	(1,963,518)
Total liabilities and equity	$ 3,220,516	$ (376,989)	$ (452,855)	$ 2,390,672

Management's Evaluations

Management has evaluated subsequent events through the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of December 31, 2025.